UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 10, 2018, Amdocs Limited (“Amdocs”) issued a press release announcing financial results for the quarter ended March 31, 2017. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: May 10, 2018

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amdocs Limited Press Release dated May 10, 2018.

Exhibit 99.1

Amdocs Limited Reports Second Quarter Fiscal 2018 Results

Record Quarterly Revenue of $992M

Expects Fiscal 2018 GAAP Diluted EPS Growth Outlook of 0.0%-6.0% YoY

Reiterates Fiscal 2018 Non-GAAP Diluted EPS Growth Outlook of 4.0%-8.0% YoY

Second Quarter Fiscal 2018 Highlights

•	Closed the previously announced acquisition of Vubiquity for $224 million in cash and acquired UXP Systems for $80 million in cash

•	Revenue of $992 million, within the $960-$1,000 million guidance range; revenue included a positive impact from foreign currency movements relative to the first quarter of fiscal 2018, and contributions from M&A consummated this quarter

•	GAAP diluted EPS of $0.70, above the midpoint of the $0.65-$0.73 guidance range

•	Non-GAAP diluted EPS of $0.95, above the midpoint of the $0.91-$0.97 guidance range

•	GAAP operating income of $132 million; GAAP operating margin of 13.3%

•	Non-GAAP operating income of $172 million; non-GAAP operating margin of 17.3%

•	Free cash flow of $3 million, comprised of cash flow from operations of $114 million, less $111 million in net capital expenditures and other, of which $81 million related to the multi-year development of the new campus. Excluding the campus investment, normalized free cash flow was $84 million in the second quarter of fiscal 2018

•	Twelve-month backlog of $3.32 billion, up $60 million sequentially

•	Quarterly cash dividend of $0.25 per share, to be paid on July 20, 2018

ST. LOUIS – May 10, 2018 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended March 31, 2018.

“We are pleased to report solid results for our second fiscal quarter which included double-digit growth in Europe and record revenue in Rest of World. Our operating profitability was stable and we grew our 12-month backlog to another new high. Additionally, we extended our technology leadership with the launch of AmdocsOne at Mobile World Congress and we utilized our cash to close on the acquisitions of Vubiquity, as well as UXP Systems, a leader in User Lifecycle Management solutions,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “Rest of World was a highlight of the quarter as we focused on project execution and securing new awards. In Southeast Asia, we commenced the ramp-up of the seven-year project and managed services agreement we signed with PLDT earlier in Q2. Additionally, we made an important step in Africa where we were selected to provide our revenue assurance capabilities to Safaricom, a major mobile network operator in Kenya with nearly 30 million subscribers.”

Gelman concluded, “We enter Q3 on-track to deliver a stronger second half, although we are of course monitoring the many moving parts affecting our outlook, including those resulting from consolidation activity currently in progress across our main operating regions. Additionally, we are focused on our execution and profitability, which combined with expected normalized free cash flow generation of approximately $500 million for the full year, leaves us well positioned to deliver diluted non-GAAP earnings per share growth in the range of 4% to 8% in fiscal 2018.”

Revenue

•	Revenue for the second fiscal quarter ended March 31, 2018 was $992.3 million, up 1.5% or $14.6 million sequentially from the first fiscal quarter of 2018 and up 2.7% as compared to last year’s second fiscal quarter. Revenue for the second fiscal quarter of 2018 includes a positive impact from foreign currency movements of approximately $5 million relative to the first quarter of fiscal 2018 and contributions from M&A consummated in the second fiscal quarter.

Net Income and Earnings Per Share

The Company’s GAAP net income for the second quarter of fiscal 2018 was $101.7 million, or $0.70 per diluted share, compared to GAAP net income of $112.6 million, or $0.76 per diluted share, in the prior fiscal year’s second quarter. Net income on a non-GAAP basis was $137.4 million, or $0.95 per diluted share, compared to non-GAAP net income of $139.2 million, or $0.94 per diluted share, in the second quarter of fiscal 2017.

Returning Cash to Shareholders

•	Quarterly Cash Dividend Program: On May 10, 2018, the Board approved the Company’s next quarterly cash dividend payment of $0.25 per share and set June 29, 2018 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on July 20, 2018.

•	Share Repurchase Activity: Repurchased $120 million of ordinary shares during the second quarter of fiscal 2018.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.32 billion at the end of the second quarter of fiscal 2018, up $60 million from the end of the prior quarter.

Third Quarter Fiscal 2018 Outlook

•	Revenue of approximately $990-$1,030 million, including an immaterial sequential impact from foreign currency fluctuations as compared to the second quarter of fiscal 2018. Third quarter fiscal 2018 guidance incorporates full quarter contributions from recently closed acquisitions

•	Diluted GAAP EPS of approximately $0.71-$0.81. The impact on diluted GAAP EPS of the acquisition of Vubiquity and UXP Systems is subject to finalization of the purchase price allocation and of the anticipated acquisition-related expenses related to operating adjustments, restructuring charges and other acquisition-related costs.

•	Diluted non-GAAP EPS of approximately $1.00-$1.06, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.07 per share of equity-based compensation expense, net of related tax effects. Expected non-GAAP effective tax rate around the low-end of the annual target range of 13%-17% in the third quarter fiscal 2018

Full Year Fiscal 2018 Outlook

•	Expects revenue growth of 2.3%-4.3% year-over-year as reported compared with previous guidance of 0.0%-4.0% year-over-year

•	Expects revenue growth of 1.3%-3.3% year-over-year on a constant currency basis compared with previous guidance of (1.0%)-3.0% year-over-year

•	Full year fiscal 2018 revenue guidance incorporates an incremental revenue contribution of more than 1% from Vubiquity on both a constant currency and reported basis, and an expected positive impact from foreign currency fluctuations of about 1% year-over-year

•	Expects GAAP diluted earnings per share growth of roughly 0.0%-6.0% year-over-year. The impact on diluted GAAP EPS of the acquisition of Vubiquity and UXP Systems is subject to finalization of the purchase price allocation and of the anticipated expenses related to operating adjustments, restructuring charges and other acquisition-related costs

•	Reiterates Non-GAAP diluted earnings per share growth of roughly 4.0%-8.0% year-over-year, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.26-$0.29 per share of equity-based compensation expense, net of related tax effects. Expected non-GAAP effective tax rate to remain within the same target range of 13%-17% for the full year fiscal 2018

•	The impact of recent acquisitions on Amdocs’ diluted non-GAAP earnings per share (excluding amortization of purchased intangible assets, restructuring charges, other acquisition-related costs and equity based compensation expense, net of related tax effects) is expected to be neutral in fiscal year 2018, and accretive thereafter

Our third fiscal quarter 2018 and full year fiscal 2018 outlook takes into consideration the Company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call.

However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from AT&T’s proposed merger with Time Warner, T-Mobile’s proposed merger with Sprint, or from other current and potential customer consolidation activity in North America.

Conference Call Details

Amdocs will host a conference call on May 10, 2018 at 5:00 p.m. Eastern Time to discuss the Company’s second quarter of fiscal 2018 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 4175387. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	nonrecurring restructuring charges;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs is a leading software and services provider to the world’s most successful communications and media companies. As our customers reinvent themselves, we enable their digital and network transformation through innovative solutions, delivery expertise and intelligent operations. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.9 billion in fiscal 2017.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2017 filed on December 11, 2017 and our Form 6-K furnished for the first quarter of fiscal 2018 on February 12, 2018.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2018	2017	2018	2017
Revenue	$992,340	$966,009	$1,970,051	$1,920,736
Operating expenses:
Cost of revenue	646,587	621,737	1,289,784	1,242,571
Research and development	64,926	67,303	133,103	127,293
Selling, general and administrative	120,199	114,465	238,867	238,544
Amortization of purchased intangible assets and other	28,801	28,723	54,327	56,954

	860,513	832,228	1,716,081	1,665,362

Operating income	131,827	133,781	253,970	255,374
Interest and other expense, net	239	468	118	3,231

Income before income taxes	131,588	133,313	253,852	252,143
Income taxes	29,861	20,753	35,252	41,790

Net income	$101,727	$112,560	$218,600	$210,353

Basic earnings per share	$0.71	$0.77	$1.52	$1.43

Diluted earnings per share	$0.70	$0.76	$1.51	$1.42

Basic weighted average number of shares outstanding	143,030	146,595	143,487	146,706

Diluted weighted average number of shares outstanding	144,390	147,954	144,882	148,168

Cash dividends declared per share	$0.250	$0.220	$0.470	$0.415

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2018	2017	2018	2017
Revenue	$992,340	$966,009	$1,970,051	$1,920,736
Non-GAAP operating income	171,760	165,997	340,824	330,082
Non-GAAP net income	137,350	139,164	291,816	272,731
Non-GAAP diluted earnings per share	$0.95	$0.94	$2.01	$1.84
Diluted weighted average number of shares outstanding	144,390	147,954	144,882	148,168

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended March 31, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$646,587	$—	$(4,727)	$(574)	$—	$641,286
Research and development	64,926	—	(769)	—	—	64,157
Selling, general and administrative	120,199	—	(5,062)	—	—	115,137
Amortization of purchased intangible assets and other	28,801	(28,801)	—	—	—	—

Total operating expenses	860,513	(28,801)	(10,558)	(574)	—	820,580

Operating income	131,827	28,801	10,558	574	—	171,760

Income taxes	29,861	—	—	—	4,310	34,171

Net income	$101,727	$28,801	$10,558	$574	$(4,310)	$137,350

	Three months ended March 31, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$621,737	$—	$(4,973)	$6,691	$—	$623,455
Research and development	67,303	—	(901)	—	—	66,402
Selling, general and administrative	114,465	—	(4,310)	—	—	110,155
Amortization of purchased intangible assets and other	28,723	(28,723)	—	—	—	—

Total operating expenses	832,228	(28,723)	(10,184)	6,691	—	800,012

Operating income	133,781	28,723	10,184	(6,691)	—	165,997

Income taxes	20,753	—	—	—	5,612	26,365

Net income	$112,560	$28,723	$10,184	$(6,691)	$(5,612)	$139,164

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Six months ended March 31, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	One-time tax benefit relating to the new U.S. tax legislation	Non-GAAP
Operating expenses:
Cost of revenue	$1,289,784	$—	$(9,425)	$(8,464)	$—	$—	$1,271,895
Research and development	133,103	—	(1,593)	—		—	131,510
Selling, general and administrative	238,867	—	(13,045)	—		—	225,822
Amortization of purchased intangible assets and other	54,327	(54,327)	—	—		—	—

Total operating expenses	1,716,081	(54,327)	(24,063)	(8,464)		—	1,629,227

Operating income	253,970	54,327	24,063	8,464		—	340,824

Income taxes	35,252	—	—	—	10,688	2,950	48,890

Net income	$218,600	$54,327	$24,063	$8,464	$(10,688)	$(2,950)	$291,816

	Six months ended March 31, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,242,571	$—	$(9,971)	$6,691	$—	$1,239,291
Research and development	127,293	—	(1,800)	—	—	125,493
Selling, general and administrative	238,544	—	(12,674)	—	—	225,870
Amortization of purchased intangible assets and other	56,954	(56,954)	—	—	—	—

Total operating expenses	1,665,362	(56,954)	(24,445)	6,691	—	1,590,654

Operating income	255,374	56,954	24,445	(6,691)	—	330,082

Income taxes	41,790	—	—	—	12,330	54,120

Net income	$210,353	$56,954	$24,445	$(6,691)	$(12,330)	$272,731

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	March 31, 2018	September 30, 2017
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$666,843	$979,608
Accounts receivable, net, including unbilled of $249,377 and $229,695, respectively	972,279	865,068
Prepaid expenses and other current assets	221,825	203,810

Total current assets	1,860,947	2,048,486
Property and equipment, net	471,818	355,685
Goodwill and other intangible assets, net	2,780,956	2,398,535
Other noncurrent assets	465,270	476,674

Total assets	$5,578,991	$5,279,380

LIABILITIES AND EQUITY
Current liabilities
Accounts payable, accruals and other	$1,141,799	$1,059,855
Short-term financing arrangements Deferred revenue	120,000 128,556	— 113,091

Total current liabilities	1,390,355	1,172,946
Other noncurrent liabilities	582,419	532,364
Total Amdocs Limited Shareholders’ equity	3,563,054	3,574,070
Noncontrolling interests	43,163	—

Total equity	$3,606,217	$3,574,070

Total liabilities and equity	$5,578,991	$5,279,380

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Six months ended March 31,
	2018	2017
Cash Flow from Operating Activities:
Net income	$218,600	$210,353
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	102,900	109,038
Equity-based compensation expense	24,063	24,445
Deferred income taxes	(3,584)	16,889
Excess tax benefit from equity-based compensation	—	(2,929)
loss (Gain) from short-term interest-bearing investments	1,195	(17)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(77,359)	(25,092)
Prepaid expenses and other current assets	(9,509)	(10,926)
Other noncurrent assets	(10,606)	(42,294)
Accounts payable, accrued expenses and accrued personnel	23,103	25,101
Deferred revenue	8,600	(19,932)
Income taxes payable, net	8,675	(8,813)
Other noncurrent liabilities	(7,749)	(469)

Net cash provided by operating activities	278,329	275,354

Cash Flow from Investing Activities:
Purchase of property and equipment	(162,126)	(69,906)
Proceeds from sale of short-term interest-bearing investments	207,738	144,920
Purchase of short-term interest-bearing investments	(76,037)	(145,737)
Net cash paid for acquisitions	(352,599)	—
Other	(3,446)	1,671

Net cash used in investing activities	(386,470)	(69,052)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	120,000	200,000
Payments under financing arrangements	—	(200,000)
Repurchase of shares	(239,779)	(160,232)
Investment by noncontrolling interest, net	47,013	—
Proceeds from employee stock options exercised	65,631	62,368
Payments of dividends	(63,294)	(57,299)
Excess tax benefit from equity-based compensation and other	(110)	2,929

Net cash used in financing activities	(70,539)	(152,234)

Net (decrease) increase in cash and cash equivalents	(178,680)	54,068
Cash and cash equivalents at beginning of period	649,611	768,660

Cash and cash equivalents at end of period	$470,931	$822,728

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
North America	$624.2	$643.0	$644.1	$637.9	$636.3
Europe	148.6	133.7	129.8	125.2	115.4
Rest of World	219.5	201.0	205.8	203.6	214.3

Total Revenue	$992.3	$977.7	$979.7	$966.7	$966.0

	Three months ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Managed Services Revenue	$508.9	$518.7	$503.8	$496.3	$511.1

	Three months ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Customer Experience Solutions	$980.7	$965.9	$967.7	$954.8	$948.6
Directory	11.6	11.8	12.0	11.9	17.4

Total Revenue	$992.3	$977.7	$979.7	$966.7	$966.0

	As of
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
12-Month Backlog	$3,320	$3,260	$3,250	$3,220	$3,210

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